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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 1)

                           Rosetta Inpharmatics, Inc.

                                (Name of Issuer)

                    Common Stock, $0.001 par value per share

                         (Title of Class of Securities)

                                    777777103

                                 (CUSIP Number)

      Celia A. Colbert                             with a copy to:
  Vice President, Secretary                      Gary P. Cooperstein
and Assistant General Counsel          Fried, Frank, Harris, Shriver & Jacobson
      Merck & Co., Inc.                           One New York Plaza
       One Merck Drive                         New York, NY 10004-1980
     Whitehouse Station,                            (212) 859-8000
    New Jersey 08889-0100
       (908) 423-1000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 19, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D

CUSIP No.  777777103

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MERCK & CO., INC. - 22-1109110

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
                   NOT APPLICABLE

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

             00, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [ ]

             NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW JERSEY

NUMBER OF           7   SOLE VOTING POWER

SHARES                           SEE ITEM 5

BENEFICIALLY        8   SHARED VOTING POWER

OWNED BY                         SEE ITEM 5

EACH                9   SOLE DISPOSITIVE POWER

REPORTING                        SEE ITEM 5

PERSON              10  SHARED DISPOSITIVE POWER

WITH                             -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    SEE ITEM 5

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
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                  This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D originally filed on May 21, 2001 (the "Schedule 13D") by Merck & Co., Inc., a New Jersey corporation ("Merck"), relating to (i) the merger (the "Merger") of Coho Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Merck ("Merger Sub") with and into Rosetta Inpharmatics, Inc., a Delaware corporation ("Rosetta"), pursuant to the Agreement and Plan of Merger, dated as of May 10, 2001 between Merck, Merger Sub and Rosetta (the "Merger Agreement") and (ii) certain transactions entered into in connection with the Merger Agreement and described below.

                  Except as amended by this Amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See Item 5.


ITEM 4.           PURPOSE OF TRANSACTION.

                  See Item 5.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.

                  Item 3, Item 4 and Items 5(a)-(c) are hereby amended and supplemented by the addition of the following information:

                  On July 19, 2001, at the effective time of the Merger (the "Effective Time"), Merger Sub was merged with and into Rosetta and Rosetta became a wholly-owned subsidiary of Merck, pursuant to the terms and conditions of the Merger Agreement. By virtue of the Merger, each share of Rosetta common stock (other than those shares held in the treasury of Rosetta or shares that were owned by Rosetta, Merck or Merger Sub) was converted into the right to receive 0.2352 shares of Merck common stock, and cash in lieu of fractional shares of Merck common stock. By virtue of the Merger, each share of the common stock of Merger Sub, par value $0.01 per share, was converted into one share of the common stock of Rosetta. As a result of the Merger, Merck now beneficially owns 100% of the outstanding shares of Rosetta common stock.

                  As previously described in the Schedule 13D, simultaneously with the execution of the Merger Agreement, Merck and certain stockholders of Rosetta (collectively, the "Stockholders") entered into separate Voting and Stock Option Agreements, dated as of May 10, 2001 (the "Voting and Stock Option Agreements") pursuant to which, among other things, Merck obtained the right, upon the occurrence of certain events, to purchase upon exercise of the option 9,631,035 shares of Rosetta common stock held by the Stockholders, as well as any additional shares of Rosetta common stock acquired by the Stockholders prior to such exercise. Pursuant to the terms of the Voting and Stock Option Agreements, the Voting and Stock Option


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Agreements terminated at the Effective Time. A copy of the form of Voting and
Stock Option Agreements was attached to the Schedule 13D and is specifically incorporated herein by reference, and the description herein of the Voting and Stock Option Agreements is qualified in its entirety by reference to such form of Voting and Stock Option Agreements.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           DOCUMENT

         Exhibit A - Press Release issued on July 19, 2001.



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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 20, 2001

                                MERCK & CO., INC.


                                By:  /s/ Celia A. Colbert
                                   ---------------------------------
                                   Name:    Celia A. Colbert
                                   Title:   Vice President, Secretary and
                                            Assistant General Counsel



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EXHIBIT INDEX

                           DOCUMENT

         Exhibit A - Press Release issued July 19, 2001.



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